UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

JMU LIMITED

(Name of Issuer)

Ordinary Shares, par value US$0.00001 per share

(Title of Class of Securities)

98212L 101(1)

(CUSIP Number)

Mr. Maodong Xu

Third Floor, Chuangxin Building, No. 18 Xinxi Road

Haidian District, Beijing, People’s Republic of China

Phone: +86 10 5906-5000

With a copy to:

Will H. Cai, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
42/F, Edinburgh Tower, The Landmark

15 Queen’s Road Central

Hong Kong

+852 3740-4700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 4, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This CUSIP number applies to the Issuer's American Depositary Shares, each representing 18 ordinary shares of the Issuer

CUSIP No. 98212L 101	13D	Page 2 of 10 Pages

1.	Names of Reporting Persons New Field Worldwide Ltd
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 56,895,311
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 56,895,311
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,895,311
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 3.86%(2)
14.	Type of Reporting Person CO

(2)	Calculated based on the number in Row 11 above divided by 1,475,515,824 Ordinary Shares, as reported in the Issuer's annual report on Form 20-F for the fiscal year of 2017 filed with the Commission on April 24, 2018.

CUSIP No. 98212L 101	13D	Page 3 of 10 Pages

1.	Names of Reporting Persons Estate Spring Limited
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 27,000,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 27,000,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,000,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 1.83%(2)
14.	Type of Reporting Person CO

(2)	Calculated based on the number in Row 11 above divided by 1,475,515,824 Ordinary Shares, as reported in the Issuer's annual report on Form 20-F for the fiscal year of 2017 filed with the Commission on April 24, 2018.

CUSIP No. 98212L 101	13D	Page 4 of 10 Pages

1.	Names of Reporting Persons Link Crossing Limited
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 931,865
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 931,865
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 931,865
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 0.06%(2)
14.	Type of Reporting Person CO

(2)	Calculated based on the number in Row 11 above divided by 1,475,515,824 Ordinary Shares, as reported in the Issuer's annual report on Form 20-F for the fiscal year of 2017 filed with the Commission on April 24, 2018.

CUSIP No. 98212L 101	13D	Page 5 of 10 Pages

1.	Names of Reporting Persons Maodong Xu
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 84,827,176
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 84,827,176
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 84,827,176
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 5.75%(2)
14.	Type of Reporting Person IN

(2)	Calculated based on the number in Row 11 above divided by 1,475,515,824 Ordinary Shares, as reported in the Issuer's annual report on Form 20-F for the fiscal year of 2017 filed with the Commission on April 24, 2018.

This Amendment No. 3 amends and supplements the statement on Schedule 13D initially filed with the Securities and Exchange Commission (the "SEC") on September 21, 2015, as amended by Amendment No. 1 filed with the SEC on February 2, 2018, and further amended by Amendment No. 2 filed with the SEC on March 2, 2018 (the "Original Schedule 13D" and, together with this Amendment No. 3, the "Schedule 13D"). Unless specifically amended hereby, the disclosures set forth in the Original Schedule 13D shall remain unchanged. All capitalized terms used in this Amendment No. 3 but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D, as applicable.

Item 4	Purpose of Transaction

With respect to the Original Schedule 13D, Item 4 is hereby amended and restated in its entirety as follows:

The Reporting Persons acquired approximately 27,000,000 Ordinary Shares pursuant to the Subscription Agreement, as amended, for investment purposes.

The Reporting Persons sold in aggregate 112,107,122 Ordinary Shares on January 30, 2018, 58,680,000 Ordinary Shares on February 27, 2018 and 66,728,070 Ordinary Shares on May 4, 2018 pursuant to Regulation S under the Securities Act of 1933.

Consistent with such purposes, and subject to the limitations, rules and requirements under applicable law, limitations under the charter and bylaws of the Issuer, as well as any restrictions under the transaction documents described under Items 5 and 6 below, Mr. Xu, as the co-chairperson of the board of directors of the Company, may engage in communications with, without limitation, management of the Issuer, one or more members of the board of directors of the Issuer, other shareholders of the Issuer and other relevant parties, and may make suggestions, concerning the business, assets, capitalization, financial condition, operations, governance, management, prospects, strategy, strategic transactions, financing strategies and alternatives, and future plans of the Issuer, and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer.

Although the Reporting Persons have no present intention to acquire additional securities of the Issuer, they intend to review their investment on a regular basis and, as a result thereof and subject to the terms and conditions of the transaction documents described in the Statement, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations and subject to the restrictions on transfers set forth in the transaction documents described in the Statement. Notwithstanding anything contained herein, each of Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Except as set forth in this Statement or in the transaction documents described herein, none of the Reporting Persons has any present plans or proposals that relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

(c)	A sale or transfer of a material amount of assets of the Issuer;

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(d)	Any change in the present board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h)	A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j)	Any action similar to any of those enumerated above.

Item 5	Interest in Securities of the Issuer

With respect to the Original Schedule 13D, Item 5 is hereby amended and restated as follows:

(a) – (b)	The aggregate number of the Ordinary Shares and the percentage of total outstanding Ordinary Shares beneficially owned by each Reporting Person are set forth below. References to percentage ownerships of the Ordinary Shares in this Statement are based on 1,475,515,824 Ordinary Shares, as reported in the Issuer’s annual report on Form 20-F for the fiscal year of 2017 filed with the Commission on April 24, 2018.

New Field holds and is deemed to beneficially own 56,895,311 Ordinary Shares, representing approximately 3.86% of the Issuer’s outstanding Ordinary Shares. Mr. Xu is the sole shareholder and the sole director of New Field. Mr. Xu may be deemed to beneficially own all of the Ordinary Shares held by New Field.

Estate Spring holds and is deemed to beneficially own 27,000,000 Ordinary Shares, representing approximately 1.83% of the Issuer’s outstanding Ordinary Shares. Mr. Xu is the sole director of Estate Spring. Mr. Xu, through his and his family member’s indirect shareholding, owns approximately 84.7% of the ordinary shares of Estate Spring. Mr. Xu may be deemed to beneficially own all of the Ordinary Shares held by Estate Spring.

Link holds and is deemed to beneficially own 931,865 Ordinary Shares, representing approximately 0.06% of the Issuer’s outstanding Ordinary Shares. Mr. Xu is the sole shareholder and the sole director of Link. Mr. Xu may be deemed to beneficially own all of the Ordinary Shares held by Link.

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Mr. Xu entered into a voting agreement (the “Voting Agreement”) with Ms. Wang and Ms. Zhu (Mr. Xu, Ms. Zhu and Ms. Wang collectively, the “Key Shareholders”). Pursuant to the Voting Agreement, Ms. Zhu, Ms. Wang and Mr. Xu, respectively, shall be entitled to designate up to two, two and three individuals for the appointment and election of the directors of the Issuer and the Key Shareholders shall be entitled to jointly designate up to three individuals, provided that the Key Shareholders and their controlled affiliates continue to beneficially own the relevant numbers of shares as required thereunder. Each Key Shareholder undertakes, and shall cause his/her controlled affiliate to, vote or execute consents with respect to all Ordinary Shares of the Company held or beneficially owned by such Key Shareholder or his/her controlled affiliate, and take all other necessary or desirable action to cause designated individuals to be elected to the board of the Issuer and prevent the removal of designated directors. A copy of the Voting Agreement is attached hereto as Exhibit 99.7. The description of the Voting Agreement contained herein is qualified in its entirety by reference to Exhibit 99.7, which is incorporated herein by reference.

Pursuant to Rule 13d-3(a) under the Act, Mr. Xu and Mr. Xu’s Entities may be deemed to share voting power with respect to the Ordinary Shares held by Ms. Zhu and her affiliates, as well as Ms. Wang and her affilaites Extensive. Mr. Xu and Mr. Xu’s Entities expressly disclaim beneficial ownership of such Ordinary Shares pursuant to Rule 13d-4 under the Act.

Except as disclosed in this Statement, none of the Reporting Persons beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this Statement, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any Ordinary Shares that they may be deemed to beneficially own.

Other than as set forth herein, to the knowledge of each of the Reporting Persons, no Ordinary Shares are beneficially owned by any of the persons identified in Item 2 of this Statement.

(c)	Except as disclosed in this Statement, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.

(d)	Except as disclosed in this Statement, to the best knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

With respect to the Original Schedule 13D, Item 6 is hereby amended by adding the below:

Share Disposition with Universal Hunter (BVI) Limited

New Field and Universal Hunter (BVI) Limited (“Universal”) entered into a Share Transfer Agreement on April 27, 2018 (the “Universal SPA”), a copy of which is attached hereto as Exhibit 99.11. The description of the Universal SPA contained herein is qualified in its entirety by reference to Exhibit 99.11, which is incorporated herein by reference. Pursuant to the Universal SPA, Universal acquired from New Field a total of 66,728,070 Ordinary Shares on May 4, 2018 for a consideration of US$2,669,000.

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Item 7	Material to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 99.1*:	Joint Filing Statement

Exhibit 99.2*:	Share Subscription Agreement, dated as of June 5, 2015, by and between JMU Limited and Maodong Xu

Exhibit 99.3*:	Amendment to Subscription Agreement, dated as of September 7, 2015, by and between JMU Limited and Maodong Xu

Exhibit 99.4*:	Share Transfer Agreement, dated as of January 18, 2018, by and between New Field Worldwide Ltd and OneNorth Holdings Limited

Exhibit 99.5*:	Share Transfer Agreement, dated as of January 18, 2018, by and between New Field Worldwide Ltd and Blue Ivy Holdings Limited

Exhibit 99.6*:	Share Transfer Agreement, dated as of January 18, 2018, by and between New Field Worldwide Ltd and Vertical Channel Limited

Exhibit 99.7*:	Voting Agreement, dated as of June 5, 2015, by and among Xiaoxia Zhu, Huimin Wang and Maodong Xu

Exhibit 99.8*:	Registration Rights Agreement, dated as of June 8, 2015, by and among JMU Limited, New Admiral Limited, Zhejiang Sunward Fishery Restaurant Group Share Co., Ltd. (浙江向阳渔港集团股份有限公司), Junhe Investment Pte. Ltd., Shanghai Zhong Ju Investment Management Center (上海众钜投资管理中心（有限合伙）), Extensive Power Limited, Global Oriental Development Limited, Asia Global Develop Limited, Markland (Hong Kong) Investment Limited, Markland (Hong Kong) Planning Limited, Youlong Huang, Ning Lin, Wai Poon, Gang Wang, Guoping Wu, New Field Worldwide Ltd., Link Crossing Limited, Blue Ivy Holdings Limited and Maodong Xu

Exhibit 99.9*:	Lock-Up Agreement, dated as of June 8, 2015, by and between JMU Limited and Maodong Xu

Exhibit 99.10*:	Share Transfer Agreement, dated as of February 7, 2018, by and between New Field Worldwide Ltd and Unicorn Investment Limited

Exhibit 99.11	Share Transfer Agreement, dated as of April 27, 2018, by and between New Field Worldwide Ltd and Universal Hunter (BVI) Limited

*Previously filed

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2018

New Field Worldwide Ltd

By:	/s/ Maodong Xu
Name:	Maodong Xu
Title:	Director

Link Crossing Limited

By:	/s/ Maodong Xu
Name:	Maodong Xu
Title:	Director

Estate Spring Limited

By:	/s/ Maodong Xu
Name:	Maodong Xu
Title:	Director

Maodong Xu

/s/ Maodong Xu

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